UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The9 Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, evidenced by American Depositary Receipts, each representing one

Ordinary Share

(Title of Class of Securities)

88337K104**

(CUSIP Number)

Damian Frane Juric
Director, Ark Pacific Investment
Management Limited	With a copy to:
c/o Walkers Corporate Limited	Marcia Ellis, Esq.
Cayman Corporate Centre	Morrison & Foerster LLP
27 Hospital Road, George Town	33/F, Edinburgh Tower, The Landmark,
Grand Cayman, KY1-9008	15 Queen’s Road Central
Cayman Islands	Hong Kong
(345) 769 34071	(852) 2585 0784

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 88337K104

1.	Names of Reporting Persons Ark Pacific Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,974,826 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,974,826 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,974,826 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Number of shares is number of ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), of The9 Limited (the “Issuer”). Ark Pacific Investment Management Limited beneficially owns 11,974,826 American Depositary Shares (“ADSs”) which consist of (i) 7,195,982 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and (ii) 4,778,844 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”), in each case within 60 days of the date of this Schedule 13D. One ADS represents one Ordinary Share.

(2)

This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 7,195,982 ADSs and the exercise of Warrants into 4,778,844 ADSs.

CUSIP No. 88337K104

1.	Names of Reporting Persons Ark Pacific Special Opportunities Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,974,826 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,974,826 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,974,826 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)

Number of shares is number of Ordinary Shares of the Issuer.  Ark Pacific Special Opportunities Fund I, L.P. beneficially owns 11,974,826 ADSs which consist of (i) 7,195,982 ADSs issuable upon conversion of the Convertible Notes and (ii) 4,778,844 ADSs issuable upon exercise of the Warrants, in each case within 60 days of the date of this Schedule 13D.  One ADS represents one Ordinary Share.

(2)

This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 7,195,982 ADSs and the exercise of Warrants into 4,778,844 ADSs.

CUSIP No. 88337K104

1.	Names of Reporting Persons Splendid Days Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,974,826 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,974,826 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,974,826 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Number of shares is number of Ordinary Shares of the Issuer.  Splendid Days Limited beneficially owns 11,974,826 ADSs which consist of (i) 7,195,982 ADSs issuable upon conversion of the Convertible Notes and (ii) 4,778,844 ADSs issuable upon exercise of the Warrants, in each case within 60 days of the date of this Schedule 13D.  One ADS represents one Ordinary Share.

(2)

This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 7,195,982 ADSs and the exercise of Warrants into 4,778,844 ADSs.

CUSIP No. 88337K104

1.	Names of Reporting Persons Ng Chi Keung Kenneth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,974,826 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,974,826 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,974,826 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Number of shares is number of Ordinary Shares of the Issuer.  Ng Chi Keung Kenneth beneficially owns 11,974,826 ADSs which consist of (i) 7,195,982 ADSs issuable upon conversion of the Convertible Notes and (ii) 4,778,844 ADSs issuable upon exercise of the Warrants, in each case within 60 days of the date of this Schedule 13D.  One ADS represents one Ordinary Share.

(2)

This percentage is calculated based on 28,783,929 Ordinary Shares of the Issuer reported as issued and outstanding as of February 28, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 27, 2015, assumes the conversion of Convertible Notes into 7,195,982 ADSs and the exercise of Warrants into 4,778,844 ADSs.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), each Ordinary Share represented by one American depositary share (the “ADSs”), of The9 Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands.  The ADSs are listed on the NASDAQ Global Market under the symbol “NCTY.” The principal executive offices of the Issuer are located at Building No. 3, 690 Bibo Road, Zhang Jiang Hi-Tech Park, Pudong New Area, Pudong, Shanghai 201203, People’s Republic of China.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Splendid Days Limited, a company with limited liability incorporated under the Laws of the British Virgin Islands (the “Investor”), Ark Pacific Investment Management Limited, a company organized under the laws of the Cayman Islands (“APIML”), Ark Pacific Special Opportunities Fund I, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“APSOF”) and Ng Chi Keung Kenneth, an individual who is a citizen of China (together with the Investor, APIML and APSOF, the “Reporting Persons”).

Investor is principally engaged in investment holding.  The principal business address for Investor is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

APIML is principally engaged in investment management.  The principal business address for APIML is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands

APSOF is principally engaged in investment holding.  The principal business address for APSOF is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Ng Chi Keung Kenneth is currently a director of APIML.  His principal business address is Suite 62, 6/F New Henry House, 10 Ice House Street, Central, Hong Kong, and he is a citizen of China.

The name, business address, present principal employment and citizenship of each partner, director and executive officer of each Reporting Person, any person controlling such Reporting Person and any person ultimately in control of such Reporting Person are set forth in Exhibit 99.2, as applicable.

During the last five years, no Reporting Person, nor to each Reporting Person’s knowledge, (a) any partner, executive officer or director of such Reporting Person; (b) any person controlling such Reporting Person; or (c) any partner, executive officer or director of any person ultimately in control of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Investor’s acquisition of the Convertible Notes and Warrants (each, as defined below) was financed in part through a loan made to the Investor under that certain Loan Agreement, dated December 8, 2015 (the “Loan Agreement”), between the Investor and Well Ease Limited, a company incorporated under the laws of the British Virgin Islands whose registered office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Well Ease Limited”).  Pursuant to the terms of the Loan Agreement, Well Ease Limited advanced to the Investor a loan in the amount of US$20,000,000 (the “Loan”).  The Loan accrues interest at a rate of 12% per annum and matures on the third anniversary of the Investor’s drawdown of the Loan; provided that the Investor may extend the maturity date of the Loan for six months upon satisfaction of certain conditions.

The Investor and APIML entered into Participation Agreements (the “Participation Agreements”) , effective as of December 4, 2015, with each of APSOF, Quality Event Limited, Pacman I Limited, Pacman II Limited and Fortune Profile Limited (collectively, the “Participants”).  Pursuant to the terms of the Participation Agreements, the Investor received payments aggregating US$20,050,000 from the Participants on December 4, 2015 (the “Participation Payments”) and, in consideration for the Participation Payments, the Investor granted risk participation interests to the Participants (the “Participations”) of the Investor’s interest in, to and under an aggregate principal amount of US$27,777,777 of the Issued Securities (such principal amount, the “Investor Interests”).  Each Participation constitutes a derivative payment interest that creates a debtor and creditor relationship between the Investor and the applicable Participant, with the right of such Participant to receive payments in cash from the Investor.  Subject to and pursuant to the terms of the Participation Agreements, each Participant has the right to issue a settlement request notice to the Investor and APIML at any time with respect to all or any portion of its share of the Investor Interest (a “Settlement Request”).  Any Settlement Request is

required to set forth (i) the portion of the then applicable Investor Interest with respect to which settlement is requested and (ii) the preferred form of settlement (being cash (either pursuant to redemption of the underlying Issued Securities, if available at such time or conversion or exercise of the Issued Securities and sale of the resulting ADSs) (a “Cash Settlement Request”) or ADSs (an “ADS Settlement Request”)).  Upon receipt of a Settlement Request, the Investor must use commercially reasonable efforts to fulfill the Settlement Request within 30 days after its receipt of such notice and (i) in the event the Investor does not fulfill a Cash Settlement Request within such 30-day period, it may elect to fulfill such Cash Settlement Request in the form of transfer of ADSs to the applicable Participant; (ii) in the event the Investor does not fulfill an ADS Settlement Request within such 30-day period, it may elect to fulfill such ADS Settlement Request in the form of cash; and (iii) in the event the Investor determines in its sole discretion that neither cash settlement nor settlement in ADSs is feasible, it may fulfill the Settlement Request by assigning to the applicable Participant the relevant Issued Securities constituting the then outstanding Investor Interest attributable to such Participant, net of in-kind fees and expenses.

Under each Participation Agreement, if the Investor receives any amount arising from, or attributed to, the Investor Interests of the applicable Participant, the Investor must promptly deliver to such Participant an amount equal to such amount less certain fees and expenses.  In addition, upon receipt by the Investor of any securities or any other non-cash distributions with respect to an Investor Interest, (i) in the case of ADSs received pursuant to a Cash Settlement Request or an ADS Settlement Request where the Investor has elected to fulfill such ADS Settlement Request in cash, the Investor shall use commercially reasonable efforts to sell such ADSs to any person whatsoever (at Participant’s expense) and distribute the resulting cash to Participant in accordance with the terms of the Participant Agreement;  and (ii) in the case of ADSs received pursuant to an ADS Settlement Request other than cases in which the Investor has elected pursuant to fulfill such ADS Settlement Request in cash (or where any Settlement Request cannot be fulfilled in cash), the Investor shall use commercially reasonable efforts to transfer such ADSs (net of the in-kind fees and expenses) to Participant at Participant’s expense.

The foregoing descriptions of the Loan Agreement and the Participation Agreements are not intended to be complete and are qualified in their entirety by reference to the full text of the Loan Agreement and the Participation Agreements, copies of which are attached hereto as Exhibits 99.7 and 99.8 through 99.11, respectively, and are incorporated herein by reference.

Item 4.  Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in this Item 4.

On December 11, 2015, the Investor acquired US$40,050,000 in senior secured convertible notes of the Issuer (the “Convertible Notes”) and warrants to acquire Ordinary Shares of the Issuer in the aggregate principal amount of US$9,950,000 (the “Warrants” and, together with the Convertible Notes, the “Issued Securities”) pursuant to a Convertible Note and Warrant Purchase Agreement, dated November 24, 2015 (the “Purchase Agreement”), by and among the Issuer, the Investor and the parties listed in Schedule 1 attached thereto.

The Convertible Notes are divided into the following tranches: (i) US$22,250,000 aggregate principal amount of Tranche A Convertible Notes, which are convertible into ADSs of the Issuer at an initial conversion price of US$2.60 per ADS; (ii) US$13,350,000 aggregate principal amount of Tranche B Convertible Notes, which are convertible into ADSs of the Issuer at an initial conversion price of US$5.20 per ADS; and (iii) US$4,450,000 aggregate principal amount of Tranche C Convertible Notes, which are convertible into ADSs of the Issuer at an initial conversion price of US$7.80 per ADS, provided that at no time shall the Investor be entitled to convert any portion of the Convertible Notes if subsequent to such conversion the Investor holds more than 20% of the outstanding and issued Ordinary Shares of the Issuer. The Convertible Notes bear interest at a rate of 12% per year, payable upon redemption of the Convertible Notes. The Convertible Notes are due in 2018, subject to an extension for two years at the discretion of the Investor (the “Extension Option”).

The Warrants are divided into the following tranches: (i) US$5,000,000 aggregate principal amount of Tranche I Warrants, which are exercisable into ADSs of the Issuer at an initial exercise price of US$1.50 per ADS (the “Tranche I Warrants”); (ii) US$2,750,000 aggregate principal amount of the Tranche A Warrants, which are exercisable into ADSs of the Issuer at an initial exercise price of US$2.60 per ADS (the “Tranche A Warrants”); (iii) US$1,650,000 aggregate principal amount of the Tranche B Warrants, which are exercisable into ADSs of the Issuer at an initial exercise price of US$5.20 per ADS (the “Tranche B Warrants”); and (iv) US$550,000 aggregate principal amount of the Tranche C Convertible Notes, which are exercisable into ADSs of the Issuer at an initial exercise price of US$7.80 per ADS (the “Tranche C Warrants”).  The Tranche I Warrants are exercisable at any time prior to the date that is 60 months from their issuance date of December 11, 2015.  The Tranche A Warrants, Tranche B Warrants and Tranche C Warrants are exercisable at any time prior to the third anniversary of their issuance date of December 11, 2015 or, in the event the Investor extends the maturity date of the Convertible Notes by exercising the Extension Option, the fifth anniversary of their issuance date of December 11, 2015.

The foregoing description of the Purchase Agreement and the Issued Securities is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The beneficial ownership that is the subject of this Schedule 13D was acquired for investment purposes.  The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Issuer’s Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to acquire additional securities, sell some or all of their securities, or to continue to hold their existing position in the securities for investment.

Except as set forth above, none of the Reporting Persons has any present plans or proposals which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of December 11, 2015.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of December 11, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Except for the transactions reported herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Under the terms of the Participation Agreements, each Participant may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issued Securities or any ADSs issued upon conversion or exercise thereof. Based on the amount of their respective Participations, Quality Event Limited and APSOF may each be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the outstanding ADSs of the Issuer.  Except as set forth in the immediately preceding sentences in this Item 5(d), no other person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in this Item 6.

APIML serves as the investment manager of the Issued Securities and, in its capacity as investment manager, receives an annual management fee and a performance fee from Quality Event Limited, Pacman I Limited, Pacman II Limited and Fortune Profile Limited.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person

99.3	Convertible Note and Warrant Purchase Agreement, dated November 24, 2015, by and among The9 Limited, the security providers listed on Schedule 1 attached thereto and Splendid Days Limited

99.4	Form of 12.00% Senior Convertible Note issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3)

99.5	Form of Tranche A, Tranche B and Tranche C Warrant to Purchase American Depositary Shares issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3)

99.6	Tranche I Warrant to Purchase American Depositary Shares issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3)

99.7	Loan Agreement, dated December 8, 2015, by and between Well Ease Limited and Splendid Days Limited

99.8	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Ark Pacific Special Opportunities Fund I, L.P. and Ark Pacific Investment Management Limited

99.9	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Quality Event Limited and Ark Pacific Investment Management Limited

99.10	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Pacman I Limited and Ark Pacific Investment Management Limited.

99.11	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Pacman II Limited and Ark Pacific Investment Management Limited.

99.12	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Fortune Profile Limited and Ark Pacific Investment Management Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2015

ARK PACIFIC INVESTMENT MANAGEMENT LIMITED

By:	/s/ Damian Frane Juric
Name: Damian Frane Juric
Title: Director

ARK PACIFIC SPECIAL OPPORTUNITIES FUND I, L.P.

By:	/s/ Damian Frane Juric
Name: Damian Frane Juric
Title: General Partner of Ark Pacific Investment Management Limited

SPLENDID DAYS LIMITED

By:	/s/ Lau Tak Kei Arthur
Name: Lau Tak Kei Arthur
Title: Director

NG CHI KEUNG KENNETH

By:	/s/ Ng Chi Keung Kenneth